[redacted]

12014182

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING
RECEIVED
FEB 29 2012
WASHINGTON, DC
196
SECTION

SEC FILE NUMBER
8-53612

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mercantil Commercebank Investment Services, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 Alhambra Circle, Penthouse Floor
(No. and Street)

Coral Gables (City) Florida (State) 33134 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Raphael E Vina, Financial & Operations Principal (305) 629-5879
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1441 Brickell Avenue, Suite 1100 (Address) Miami (City) Florida (State) 33131 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Raphael E Vina, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mercantil Commercebank Investment Services, Inc, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial & Operations Principal
Title

Notary Public

M DUARTE
Notary Public - State of Florida
My Comm. Expires Feb 5, 2014
Commission # DD 941488
Bonded Through National Notary Assn.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mercantil Commercebank Investment Services, Inc.

(A wholly owned subsidiary of Mercantil Commercebank, N.A.)

Financial Statements and Supplementary Schedules

December 31, 2011 and 2010

Mercantil Commercebank Investment Services, Inc.
(A wholly owned subsidiary of Mercantil Commercebank, N.A.)
Index
December 31, 2011 and 2010

pwc

Report of Independent Certified Public Accountants

To the Stockholder and Board of Directors of
Mercantil Commercebank Investment Services, Inc.

In our opinion, the accompanying statements of financial condition and the related statements of operations, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of Mercantil Commercebank Investment Services, Inc. (the "Company") (A wholly owned subsidiary of Mercantil Commercebank, N. A.), at December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 24, 2012

Mercantil Commercebank Investment Services, Inc.
(A wholly owned subsidiary of Mercantil Commercebank, N.A.)
Statements of Financial Condition
December 31, 2011 and 2010

	2011	2010
Assets		
Cash and cash equivalents	$ 2,880,770	$ 5,007,932
Deposit with clearing broker	100,000	100,000
Securities owned, at fair value	8,864,169	3,586,812
Receivable from clearing broker	1,382,832	1,050,442
Receivable from affiliates	269,908	196,472
Other assets	187,504	170,025
Total assets	$ 13,685,183	$ 10,111,683
Liabilities and Stockholder's Equity		
Accrued expenses and other liabilities	$ 883,234	$ 819,554
Commitments and contingencies (Note 5)		
Stockholder's equity		
Common stock, $0.01 par value, 10,000 shares authorized, 100 shares issued and outstanding	1	1
Additional paid in capital	3,018,932	3,018,932
Accumulated earnings	9,783,016	6,273,196
	12,801,949	9,292,129
Total liabilities and stockholder's equity	$ 13,685,183	$ 10,111,683

The accompanying notes are an integral part of these financial statements.

Mercantil Commercebank Investment Services, Inc.
(A wholly owned subsidiary of Mercantil Commercebank, N.A.)
Statements of Operations
Years Ended December 31, 2011 and 2010

	2011	2010
Revenues		
Commissions	$ 8,735,034	$ 6,809,987
Fees	2,650,981	1,941,167
Interest income on securities	157,795	53,277
Gain on sale of securities	85,329	-
Interest earning deposits with banks	211	51,064
Total revenues	11,629,350	8,855,495
Expenses		
Employee compensation and benefits	3,170,579	2,868,295
Fees and services	2,258,803	969,473
Occupancy	160,644	160,644
Other expenses	332,300	290,131
Total expenses	5,922,326	4,288,543
Net income before income taxes	5,707,024	4,566,952
Income tax expense	(2,197,204)	(1,758,424)
Net income	$ 3,509,820	$ 2,808,528

The accompanying notes are an integral part of these financial statements.

Mercantil Commercebank Investment Services, Inc.
(A wholly owned subsidiary of Mercantil Commercebank, N.A.)
Statements of Changes in Stockholder's Equity
Years Ended December 31, 2011 and 2010

	Common Stock		Additional Paid in Capital	Accumulated Earnings	Total Stockholder's Equity
	Shares	Amount			
Balance at December 31, 2009	100	$ 1	$ 3,018,932	$ 3,464,668	$ 6,483,601
Net income	-	-	-	2,808,528	2,808,528
Balance at December 31, 2010	100	1	3,018,932	6,273,196	9,292,129
Net income	-	-	-	3,509,820	3,509,820
Balance at December 31, 2011	100	$ 1	$ 3,018,932	$ 9,783,016	$ 12,801,949

The accompanying notes are an integral part of these financial statements.

Mercantil Commercebank Investment Services, Inc.
(A wholly owned subsidiary of Mercantil Commercebank, N.A.)
Statements of Cash Flows
Years Ended December 31, 2011 and 2010

	2011	2010
Cash flows from operating activities		
Net income	$ 3,509,820	$ 2,808,528
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization	21,789	23,215
Change in operating assets and liabilities		
Securities owned, at fair value	(5,277,357)	(3,038,372)
Receivable from clearing broker	(332,390)	(322,393)
Receivable from affiliates	(73,436)	(46,231)
Other assets	(39,268)	(36,364)
Accrued expenses and other liabilities	63,680	253,619
Net cash used in operating activities	(2,127,162)	(357,998)
Net decrease in cash and cash equivalents	(2,127,162)	(357,998)
Cash and cash equivalents		
Beginning of the year	5,007,932	5,365,930
End of the year	$ 2,880,770	$ 5,007,932
Supplemental disclosures of cash flow information		
Income taxes paid	$ 2,316,521	$ 1,586,903

The accompanying notes are an integral part of these financial statements.

1. Organization and Summary of Significant Accounting Policies

Mercantil Commercebank Investment Services, Inc. (the "Company"), organized in July 2001 and operating since May 2002, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's principal office is in the City of Coral Gables, Florida. The Company is a wholly owned subsidiary of Mercantil Commercebank, N.A. (the "Bank"), which is beneficially-owned by Mercantil Commercebank Holding Corporation (the "Holding Company"). The Holding Company is a wholly owned subsidiary in the United States of America of Mercantil Servicios Financieros, C.A ("MSF"). MSF is a corporation domiciled in the Bolivarian Republic of Venezuela.

The Company provides introductory brokerage and investment services primarily for customers of the Bank. The Company also provides its customers with transaction services. All security transactions are settled through a third party clearing broker on a fully disclosed basis. Revenues derived from these services are recognized in the accompanying statements of operations. Custody of securities owned by customers of the Company is maintained by third parties.

The effects of significant subsequent events, if any, have been adequately recognized or disclosed in these financial statements. Subsequent events have been evaluated through February 24, 2012, the date when these financial statements have been approved for issuance.

The following is a description of the significant accounting policies and practices followed by the Company in the preparation of the accompanying financial statements. These policies conform with accounting principles generally accepted in the United States of America and general practice within the securities industry ("U.S. GAAP").

Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates made by management include the determination of the fair value of securities owned. Management believes that these estimates are adequate. Actual results could differ from those estimates.

Commissions

Commissions earned are related to the dollar amount of trading volume of customers' transactions. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Fees

Fees are derived from portfolio management and investment advisory services. Portfolio management services fees are recorded as earned based on a percentage of the average assets managed during the period. Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contracts.

Cash and Cash Equivalents

The Company classifies as cash equivalents highly liquid instruments purchased with original maturities of three months or less and includes cash and cash due from banks.

Securities Owned, at Fair Value
Proprietary securities transactions in regular-way trades are recorded at their fair value on the trade date, as if they had settled. Profit and loss arising from all securities transactions, for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Fair Value Measurement
Financial instruments are classified based on a three-level valuation hierarchy required by U.S. GAAP. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1 Inputs to the valuation methodology are quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities may include debt and equity securities that are traded in an active exchange market, as well as certain U.S. securities that are highly liquid and are actively traded in over the counter.

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in market that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets and liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange trade instruments which value is determined by using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally may include U.S. Government and agency mortgage backed debt securities and corporate debt securities.

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities may include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Stock Option Plan
The Company participates in a stock option plan for certain key officers, to acquire shares of MSF. The Company determines the fair value of options granted and amortizes that expense over the vesting period with a credit to Additional Paid-in-Capital. The market value is determined at the option grant date using the Black-Scholes-Merton method.

Income Taxes
Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the resulting net deferred tax asset is determined based on the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax basis. A valuation allowance is established against the deferred tax asset to the extent that management believes that it is more likely than not that any tax benefit will not be realized. Income tax expense is recognized on the periodic change in deferred tax assets and liabilities at the current statutory rates.

The results of operations of the Bank and the majority of its wholly-owned subsidiaries are included in the consolidated income tax return of the Holding Company and its subsidiaries as members of the same consolidated tax group. Under the intercompany income tax allocation policy, the Bank and the subsidiaries included in the consolidated tax group are allocated current and deferred taxes as if they were separate taxpayers. As a result, the Bank and the subsidiaries included in the consolidated group, pay their allocation of income taxes to the Holding Company, or receive payments from the Holding Company to the extent that tax benefits are realized.

Recently Issued Accounting Pronouncements
Fair Value Measurements and Disclosures
In May 2011, the Financial Accounting Standards Board ("FASB") amended existing fair value measurement and disclosure guidance to achieve common fair value measurement and disclosure requirements in U.S. GAAP and IFRS. The amendments result in a consistent definition of fair value in both accounting frameworks. Among other changes, the new guidance requires disclosure of quantitative and qualitative information about unobservable inputs used in the valuation of Level 3 instruments, and to report the level in the fair value hierarchy of assets and liabilities not recorded at fair value but where fair value is disclosed. The Company must adopt the new guidance in its financial statements in 2012. Application of this guidance is anticipated to only impact the Company's fair value disclosures and not its financial condition, results of operations, changes in equity or cash flows.

2. Cash Segregated Under Federal Regulations

Rule 15c3-3 under the Securities and Exchange Act of 1934 (the "Rule") specifies certain conditions under which brokers and dealers carrying customer accounts are required to maintain cash or qualified securities in a special reserve bank account for the exclusive benefit of customers. Amounts to be maintained, if any, are computed in accordance with a formula defined in the Rule. The Company is exempt from the maintenance of such reserve accounts.

3. Securities Owned, at Fair Value

Securities owned, at fair value, comprise Corporate Bonds, Foreign Sovereign Debt and debt securities issued or guaranteed by the U.S Government. At December 31, 2011 and 2010, the fair value of these securities amounted to $8,864,169 and $3,586,812.

4. Related Party Transactions

Included in the statements of financial condition are amounts with related parties as follows:

	2011	2010
Assets		
Cash and cash equivalents	$ 80,597	$ 59,108
Receivable from affiliates	269,908	196,472
Total due from related parties	350,505	255,580
Liabilities		
Income taxes due to the Bank	-	20,198
Net due from related parties	$ 350,505	$ 235,382

The Company maintains some of its cash deposited with the Bank for amounts that, at times, may be in excess of federally-insured limits mandated by the Federal Deposit Insurance Corporation.

Included in the statements of operations are amounts with related parties as follows:

	2011	2010
Revenues		
Fees	$ 82,876	$ 61,634
Expenses		
Occupancy	$ 160,644	160,644
Compliance	$ 269,292	-
Wealth management service level agreement fee	$ 632,022	-
Other expenses	$ 221,470	142,860
	$ 1,283,428	303,504
Net expenses to related parties	$ (1,200,552)	$ (241,870)

During 2011 and 2010, the Company received accounting and certain administrative services performed by the Bank at no charge.

5. Commitments and Contingencies

The Company occupies office premises under a noncancelable operating lease agreement with the Bank that expires in December 2012. Rent expense for the years ended December 31, 2011 and 2010 amounted to $160,644 in both years. Future minimum lease payments under this agreement as of December 31, 2011 are as follows:

	Amount
Year ending	
2012	$ 155,091
	$ 155,091

In the normal course of its business, the Company enters into transactions involving financial instruments with off-balance sheet risk. These financial instruments include elements of market risk in excess of the amounts recognized in the statements of financial condition. In addition, risks arise from the possible inability of counter-parties to meet the terms of their contracts.

In the normal course of business, the Company enters into securities transactions with other broker-dealers and customers, which can result in credit risk. To mitigate this risk, the Company has established credit review policies to monitor its transactions with, and balance transactions with, these broker-dealers and customers. In addition, the Company monitors the market value of collateral held and securities receivable from others. It is the policy of the Company to request and obtain additional collateral when an exposure to a significant loss exists.

The Company may be required, in the event of the nondelivery of customers' securities owed to the Company by other broker-dealers or by its customers, to purchase the securities in the open market to correct a failed settlement. These correction transactions to buy and sell may result in losses that are not reflected in the accompanying financial statements.

6. Fair Value of Financial Instruments

The financial instruments of the Company are reported in the statements of financial condition at fair value, or at carrying amounts that approximate fair values because of the short maturity of the instruments. The Company's financial instruments at December 31, 2011 and 2010 consisted of cash and cash equivalents, securities owned, deposits with clearing broker, and receivables from and payables to third parties and affiliates.

7. Fair Value Measurement

Assets measured at fair value on a recurring basis are summarized below:

	December 31, 2011			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Third-Party Models With Observable Market Inputs (Level 2)	Internal Models With Unobservable Market Inputs (Level 3)	Total Carrying Value in the Consolidated Balance Sheet
Assets				
Securities owned				
Corporate debt securities	$ -	$ 4,741,555	$ -	$ 4,741,555
Foreign sovereign debt		297,500		297,500
U.S. Government sponsored enterprise debt securities		2,466,445		2,466,445
U.S. Government agency debt securities		1,358,669		1,358,669
	$ -	$ 8,864,169	$ -	$ 8,864,169

	December 31, 2010			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Third-Party Models With Observable Market Inputs (Level 2)	Internal Models With Unobservable Market Inputs (Level 3)	Total Carrying Value in the Consolidated Balance Sheet
Assets				
Securities owned				
Corporate debt securities	$ -	$ 2,079,267	$ -	$ 2,079,267
Foreign sovereign debt		1,110,474		1,110,474
U.S. Government sponsored enterprise debt securities	-	218,522	-	218,522
U.S. Government agency debt securities	-	178,549	-	178,549
	$ -	$ 3,586,812	$ -	$ 3,586,812

Level 2 Valuation Techniques
The valuation of securities owned is performed through a monthly pricing process using data provided by third parties considered leading global providers of independent data pricing services ("the Pricing Providers"). These pricing providers collect, use and incorporate descriptive market data from various sources, quotes and indicators from leading broker dealers to generate independent and objective valuations.

The valuation techniques and the inputs used in our financial statements to measure the fair value of our recurring Level 2 financial instruments consider, among other factors, the following:

- Similar securities actively traded which are selected from recent market transactions.
- Observable market data which includes spreads in relationship to LIBOR, swap curve, and prepayment speed rates, as applicable.
- The captured spread and prepayment speed is used to obtain the fair value for each related security.

The methods described above may produce a fair value calculation that may differ from the net realizable value or may not reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of its financial instruments could result in different estimates of fair value at the reporting date.

On a quarterly basis, the Company evaluates the reasonableness of the monthly pricing process described for the valuation of our financial instruments. This evaluation includes the challenging of a random sample selection of the different types of securities in our investment portfolio as of the end of the quarter selected. This challenge consists on obtaining from the Pricing Providers a document explaining the methodology applied to obtain their fair value assessments for each type of investment included in the sample selection. The Company then analyzes in detail the various inputs used in the fair value calculation, both observable and unobservable (e.g., prepayment speeds, yield curve benchmarks, spreads, delinquency rates). Management considers that the consistent application of this methodology allows the Company to understand and evaluate the categorization of the investment portfolio.

There were no assets or liabilities measured at fair value on a nonrecurring basis in the Company's financial statements.

8. Employee Benefit Plan

The Mercantil Commercebank Holding U.S.A. Retirement Plan (the "Plan") is a 401(k) benefit plan covering substantially all employees of the Company.

Contributions by the Company to the Plan are based upon a fixed percentage of participants' salaries as defined by the Plan. In addition, employees with at least three months of service and who have reached the age of 21 may contribute a percentage of their salaries to the Plan as elected by each participant. The Company matches 100% of each participant's contribution up to a maximum of 5% of their annual salary. All contributions made by the Company to the participants' accounts vest incrementally in the second through completion of the sixth year of employment.

During 2011 and 2010, the Company contributed $70,359 and $65,856, respectively, to the 401(k) benefit plan in matching contributions.

The Company offers a stock option plan to eligible officers approved by the Board in order to acquire shares of MSF. These shares are allotted over three-year periods and awarded annually. No compensation expense was recorded for this plan during 2011 and 2010.

9. Income Taxes

The Components of the income tax expense for the years ended December 31, 2011 and 2010 are as follows:

	2011	2010
Current provision		
Federal	$ 1,858,392	$ 1,488,801
State	318,463	253,913
Deferred tax expense	20,349	15,710
	$ 2,197,204	$ 1,758,424

At December 31, 2011 and 2010, the Company had no unrecognized tax benefits or associated interest or penalties that needed to be accrued for.

10. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital as defined under such rule. At December 31, 2011 and 2010, the Company had net capital of $10,417,867 and $7,481,821, respectively, which was $10,317,867 and $7,381,821, respectively, in excess of its required net capital of $100,000. At December 31, 2011 and 2010, the Company's percentage of aggregate indebtedness to net capital was 8.48% and 10.95%, respectively.

Mercantil Commercebank Investment Services, Inc.

(A wholly owned subsidiary of Mercantil Commercebank, N.A.)

Computation of Net Capital Under Rule 15c3-1 and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2011

Computation of net capital		
Total stockholder's equity		$ 12,801,949
Deductions and/or charges		
Nonallowable assets		
Receivable from clearing broker	$ 1,382,832	
Receivable from affiliates	$ 269,908	
Other assets	$ 187,504	1,840,244
Haircuts on securities		543,838
Total deductions and/or charges		2,384,082
Net capital		10,417,867
Computation of basic net capital requirement		
Minimum net capital required		100,000
Excess of net capital		$ 10,317,867
Computation of aggregate indebtedness		
Items included in statement of financial condition		
Accrued expenses and other liabilities		$ 883,234
Total aggregate indebtedness		$ 883,234
Ratio of aggregate indebtedness to net capital		8.48%

No material differences exist between the above computation and the computation prepared by the Company and included in the Company's December 31, 2011 unaudited FOCUS Report filing dated January 31, 2012.

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph k(2)(ii).

pwc

Report of Independent Registered Public Accounting on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission

To the Stockholder and Board of Directors of
Mercantil Commercebank Investment Services, Inc.

In planning and performing our audit of the financial statements of Mercantil Commercebank Investment Services, Inc. (A wholly owned subsidiary of Mercantil Commercebank, N.A.) (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

pwc

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

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We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2012

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Report of Independent Certified Public Accountants

To the Stockholder and Board of Directors of
Mercantil Commercebank Investment Services, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of the Securities Investor Protection Corporation (SIPC) of Mercantil Commercebank Investments Services, Inc. (the "Company") for the period from January 1, 2011 through December 31, 2011, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Mercantil Commercebank Investment Services, Inc.'s compliance with the applicable instructions of Form SIPC-7T during the year ended December 31, 2011. Management is responsible for Mercantil Commercebank Investment Services Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7T with the respective cash disbursement records entries, as follows: Payments dated July 25, 2011, February 9, 2011 and February 21, 2012 were compared to check stubs and bank statements provided by management. Reviewed check # 222982, #229590 and #229909 in the amounts of $11,002, $11,009 and $270 respectively. Noted no differences.
2. Compared the Total Revenue amount reported on page 5 of the audited Form X-17A-5 (total of revenue on X-17A-5 quarter ended March 31, 2011, June 30, 2011, September 30, 2011 and December 31 2011), with the Total revenue amount of $11,635,559 reported on page 2, item 2a of Form SIPC-7T for the period from January 1, 2011 through December 31, 2011. Noted no difference.
3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7T with the supporting schedules and working papers, as follows:
   a. Compared deduction on line 1, Revenue from the distribution of shares of a registered open end investment company of $2,352,622 to the Commission and Payout System report for the period from January 1, 2011 to December 31, 2011 generated by clearing broker Pershing LLC and provided by management. Noted no differences.
   b. Compared deductions on line 3, Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions, of $330,928 to the Commission and Payout System report for the period from January 1, 2011 to December 31, 2011 generated by clearing broker Pershing LLC and provided by management. Noted no differences.

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c. Compared deductions on line 5, net gain from securities in investment account of $18,543 to the Commission and Payout System report for the period from January 1, 2011 to December 31, 2011 generated by clearing broker Pershing LLC and provided by management. Noted no differences.

d. Compared deduction on line 6, 100% of commissions and markups earned from transactions in (i) certificates of deposits and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date, of $13,067 to the Commission and Payout System report for the period from January 1, 2011 to December 31, 2011 generated by clearing broker Pershing LLC and provided by management. Noted no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $8,920,399 and $22,301 respectively of the Form SIPC-7T. Noted no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC 7-T in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Mercantil Commercebank Investments Services, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2012

SIPC-7 (32-REV 6/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (32-REV 6/10)

For the fiscal year ended December 31, 2011
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

053612 FINRA DEC
Mercantil Commercebank Investment Services Inc
220 Alhambra Circle PH Floor
Coral Gables FL 33134

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Raphael E Vina, FINOP 305-629-5879

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $22,301

B. Less payment made with SIPC-6 filed (exclude interest) (11,022)
July 22, 2011
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 11,279

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 11,279

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 11,279

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

None

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Mercantil Commercebank Investment Services, Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 15 day of February, 20 12.

Financial & Operations Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 01/01, 2011 and ending 12/31, 2011
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 11,635,559
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	11,635,559
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,352,622
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	330,928
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	18,543
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	13,067
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): None	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0	
Enter the greater of line (i) or (ii)	0
Total deductions	2,715,160
2d. SIPC Net Operating Revenues	$ 8,920,399
2e. General Assessment @ .0025	$ 22,301
	(to page 1 but not less than $150 minimum)